UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

THE PROCTER & GAMBLE COMPANY
(Exact name of registrant as specified in its charter)

Ohio	1-434	31-0411980
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Procter & Gamble Plaza, Cincinnati, Ohio	45202
(Address of principal executive offices)	Zip Code

Giles Roblyer	(513) 983-1100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Procter & Gamble Company (the "Company") is filing this Specialized Disclosure Report (Form SD), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the calendar year ended December 31, 2015 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended. This report has been posted and is publicly available on the Company's website at http://www.pg.com/en_US/sustainability/policies_practices/conflict_minerals.shtml. Information on the Company's website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit

The Company's Conflict Minerals Report for calendar year 2015 is filed as Exhibit 1.01 of this report and is incorporated herein by reference.

Section 2 - Exhibits

Exhibit No.                      Description

1.01                                           Conflict Minerals Report of The Procter & Gamble Company, as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMPANY

BY: _/s/ Jon R. Moeller
Jon R. Moeller
Chief Financial Officer
May 31, 2016